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                            June 11, 2024

       Xiaodan Liu
       Chief Executive Officer
       Elong Power Holding Ltd.
       Gushan Standard Factory Building Project
       Ganzhou New Energy Vehicle Technology City
       West Gushan Road and North Xingguang Road
       Ganzhou City, Jiangxi Province, 341000
       China

                                                        Re: Elong Power Holding
Ltd.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted May 28,
2024
                                                            CIK No. 0002015691

       Dear Xiaodan Liu:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       April 12, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-4

       Cover Page

   1. We note your revisions in response to prior comment 5. Please revise your disclosure on the cover page to state
that New Elong will be a "controlled company" under Nasdaq
                                                        rules.
 Xiaodan Liu
FirstName  LastNameXiaodan Liu
Elong Power  Holding Ltd.
Comapany
June       NameElong Power Holding Ltd.
     11, 2024
June 11,
Page 2 2024 Page 2
FirstName LastName
Summary of the Proxy Statement/Prospectus
Regulatory Matters
PRC approvals of and the filing required for the Business Combination, page 32

2.       We note the changes you made to your disclosure in response to prior comment 1
         appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. The Sample
         Letters to China-Based Companies sought specific disclosure relating to the risk that the
         PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you
         that, pursuant to federal securities rules, the term    control
(including the terms
            controlling,       controlled by,    and    under common control
with   ) as defined in Securities
         Act Rule 405 means    the possession, direct or indirect, of the power
to direct or cause the
         direction of the management and policies of a person, whether through the ownership of
         voting securities, by contract, or otherwise.    The Sample Letters
also sought specific
         disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe
         that your revised disclosure referencing the PRC government   s intent
to strengthen its
         regulatory oversight conveys the same risk. Please revise your disclosure accordingly. In addition, please make similar revisions to your disclosure in Risk Factors on page 60.
3. In this section, disclose each permission or approval that Elong or its subsidiaries are required to obtain from Chinese authorities to operate its business and to offer the securities being registered to foreign investors. State whether Elong or its subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission
         (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve its operations, and state affirmatively whether Elong has received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if Elong or its subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
The approval of and the filing with the CSRC may be required in connection with the Business
Combination..., page 61

4. Please revise your disclosure to provide how investors will be notified of the approval or other changes in status relating to your Trial Administrative Measures application.
 Xiaodan Liu
FirstName  LastNameXiaodan Liu
Elong Power  Holding Ltd.
Comapany
June       NameElong Power Holding Ltd.
     11, 2024
June 11,
Page 3 2024 Page 3
FirstName LastName
Certain Unaudited Elong Prospective Financial Information, page 102

5. We note your response to prior comment 15 stating that your projected revenue was not in line with historical trends and reissue comment 15 in part. Please revise your disclosure to clearly provide your reasoning as to why the change in trends is appropriate or assumptions are reasonable.
Second Amended and Restated Articles of Association
Exclusive Forum, page C-34

6. We note that the United States District Court for the Southern District of New York (or, if
         the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New
         York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States. Please revise to disclose this provision in the proxy statement/prospectus. Describe any risks or impacts on investors and address any uncertainty about enforceability of the provision.
       Please contact Kevin Stertzel at 202-551-3723 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing